Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

November 9, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Re: Bioheart, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 12, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 14, 2012

File No. 001-33718

Mr. Rosenberg:

Set forth are the Company’s responses to the Commission’s comments given by letter (the Comment Letter), dated October 12, 2012.  The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to BioHeart, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-3

1.

The audit report of Fiondella, Milone and LaSaracina LLP references the report of other auditors for the financial statements through December 31, 2010. Please amend your filing to include Russell Bedford Stefano Mirchandani’s report as reissued by them as required by Rule 2-05 of Regulation S-X.

The Company had received the reissued report of Russell Bedford Stefano Mirchandani (RBSM) prior to filing the Form 10-K; however, it was inadvertently was left off the Edgar Filing.  The Company will amend the 10-K Filing for the fiscal year ended December 31, 2011 and include RBSM’s missed report for the fiscal year ended December 31, 2010.

2.

We note that you did not include a copy of Jewett Schwartz Wolfe & Associates’ (JSWA) audit report in your latest Form 10-K.  However, on September 7, 2012 the PCAOB revoked the registration of Jewett, Schwartz, Wolfe & Associates and a copy can no longer be included in your Form 10-K on or after the date that JSWA’s registration was revoked. Please have your inception through 2009 financial information reaudited by your current auditor or request a waiver by The Division of Corporation Finance, Chief Accountant’s Office to file this information on an unaudited basis. Any waiver request should include a detailed analysis supporting your basis for the request.

On December 16, 2011, the Company confirmed the Staff’s grant of the waiver referenced in your comment. This waiver was requested in response to a request to the Staff as a result of the Staff’s review of a registration statement filed on Form S-1 on November 3, 2011. A copy of the confirmation and accompanying affidavit is attached. In a responsive letter dated November 22, 2011 to the Company in response to a request to the Staff as a result of the Staff’s review of a registration statement filed on Form S-1 on November 3, 2011, the Staff granted a request for a waiver to file a consent from JSW in the Form S-1 (see enclosed copy of letter).  JSWA was not our auditor at inception. Grant Thornton LLP was our auditor when we filed our initial S-1 registration statement on February 13, 2007. JSW was our auditor from February 12, 2009 through February 20, 2011. The Company intends to comply with the second provision of that letter which requires the Company to comply with the guidelines in paragraph 65 of A.U 9508.15 and will include this modification in the amended 10-K  Filing in Comment 1.  Also included in this amendment, the Company will clearly disclose the limitations on recovery by investors due to the lack of a reissued audit opinion in the Risk Factors section of Management’s Discussion and Analysis, specifically:

Recourse against and recovery from our prior auditor may be limited.

The auditor who prepared our consolidated financial statements at December 31, 2009 and 2008, has ceased operations and has not reissued its report in this annual report. Accordingly, investors are cautioned that any recourse or recovery they may have against or from such auditor arising out of our consolidated financial statements at December 31, 2009 and 2008 may be limited (though any such limitation shall not have any affect upon our liability for such financial statements).

Form 10-Q for the Quarterly Period ended June 30, 2012

Exhibit 31.1 and 32.1

3.

Please amend your filing to include signatures for your 302 and 906 management certifications.

We have noted your comment and have filed an amended Form 10-Q/A for the Quarterly Period ended June 30, 2012 to include the signatures (on file with the Company) in the 302 and 906 Management Certifications.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer